UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-51161


02054084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
SEP 09 2002
WASH. DC.
SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (mm/dd/yy) AND ENDING 06/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

600 EAST MAIN STREET, SUITE 100
(No and Street)

VACAVILLE	CALIFORNIA	95688
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY N. TAUB (707) 451-6940
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
SEP 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **TIMOTHY N. TAUB**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INVESTORS RESOURCE GROUP, INC.**, as of **JUNE 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



BONNIE G. CROSSMAN
Commission # 1279784
Notary Public - California
Solano County
My Comm. Expires Oct 7, 2004



Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Resources Group, Inc.

Annual Audit Report

June 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Investors Resources Group, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Investors Resources Group, Inc.
Vacaville, California

We have audited the accompanying statement of financial condition of Investors Resources Group, Inc. as of June 30, 2002, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Resources Group, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



July 30, 2002

Investors Resources Group, Inc.

Statement of Financial Condition

June 30, 2002

Assets

Cash		$107,689
Commissions receivable		16,690
Due from shareholder		216,154
Prepaid expenses and other assets		15,926
Furniture and equipment, net of $85,816 accumulated depreciation		15,484
Total assets		$371,943

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses		33,625
Commissions payable		187
Accrued interest payable		2,500
Income taxes payable		3,461
Total liabilities		39,773
Subordinated loans payable		200,000
Stockholders' equity		
Common stock (1,000,000 shares of no par value authorized; 750,000 shares issued and outstanding)	$59,577	
Retained earnings	72,593	
Total stockholders' equity		132,170
Total liabilities and stockholders' equity		$371,943

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Income

For the Year Ended June 30, 2002

Commission revenue	$632,516
Expenses:	
Compensation	285,122
Commissions	65,159
Advertising	59,205
Professional fees	31,481
Equipment lease	16,704
Depreciation	12,751
Communications	26,294
Interest	10,611
Rent	16,684
Regulatory fees	4,404
Other operating expenses	93,362
Total expenses	621,777
Income (loss) before income taxes	10,739
Income taxes	2,801
Net income (loss)	$7,938

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Stockholders' Equity
June 30, 2001	$59,577	$51,514	$111,091
Net income		7,938	7,938
June 30, 2002	$59,577	$59,452	$119,029

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2002

Cash Flows From Operating Activities	
Net income (loss)	$7,938
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	12,750
Deferred income taxes	(660)
(Increase) decrease in:	
Commissions receivable	21,884
Due from shareholder	(76,756)
Prepaid assets	(3,055)
Increase (decrease) in:	
Accounts payable and accrued expenses	32,637
Commissions payable	(20,393)
Income taxes payable	(2,080)
Net Cash Provided (Used) by Operating Activities	$(27,735)
Cash Flows From Financing Activities	
Proceeds from long-term debt	100,000
Repayment of capital lease obligation	(4,188)
Repayment of note payable	(5,392)
Net Cash Provided (Used) by Financing Activities	$90,420
Net increase (decrease) in cash	62,685
Cash at beginning of year	45,004
Cash at end of year	$107,689
SUPPLEMENTAL DISCLOSURES	
Interest paid	$10,612
Income taxes paid	$5,831

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended June 30, 2002

Subordinated liabilities at June 30, 2001	$100,000
Increases:	100,000
Decreases:	0
Subordinated liabilities at June 30, 2002	$200,000

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Notes to the Financial Statements

June 30, 2002

(1) Organization

Investors Resources Group, Inc. (the "Company") was incorporated in the State of California on June 11, 1997 and was approved for membership by the National Association of Securities Dealers, Inc. on January 15, 1999. The purpose of the Company is to act as a broker dealer engaging in general securities activities primarily in Northern California. Security transactions are cleared through Round Hill Securities, Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Commissions Receivable
Commissions receivable are primarily from the Company's clearing broker, Round Hill Securities, Inc. The Company considers this receivable to be fully collectible at June 30, 2002 and therefore, no bad debt allowance has been provided for.

Furniture & Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the accelerated and straight-line methods over the estimated useful lives of the assets ranging from three to seven years.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than the deposit at clearing organization, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Related Party Transactions

At June 30, 2002, Timothy N. Taub, President of Investors Resources Group, Inc., had an outstanding debt of $216,154 due to the Company. This receivable is reported as "Due from shareholder" on the statement of financial condition. Timothy Taub and his wife, Martha Taub own 100% of the stock of Investors Resource Group, Inc.

The Company leases office space at a significantly discounted monthly amount from IRG Plaza, a California limited partnership. The managing partner of IRG Plaza is Timothy Taub.

Mr. Taub's compensation for the year ended June 30, 2002 was $150,000.

(4) Liabilities Subordinated to the Claims of General Creditors

The first subordinated note from Kathleen Glass is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. Simple interest of 10% is paid quarterly with the principal of $100,000 due on July 1, 2002. The Company repaid the principal of $100,000 and interest of $2,500 to Kathleen Glass on July 1, 2002.

The second subordinated note is from Martha & Timothy Taub the sole shareholder of the Company. This note is covered under an agreement approved by the National Association of Securities Dealers, Inc. and available in computing net capital under the Securities & Exchange Commission's net capital rule. Simple interest of 10% is paid quarterly with the principal of $100,000 due at maturity. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The liability under the subordination agreement at June 30, 2002 is summarized as follows:

Liabilities under Subordination agreement	Interest Rate	Maturity Date
$100,000	10.0%	7/1/02
$100,000	10.0%	7/1/05

(5) Operating Leases

The Company leases office space in Vacaville, California from IRG Plaza, which is an entity under common control. The lease began on November 1, 1997 and ends on December 31, 2002. Effective August 1, 1999, this lease was amended to require the Company only be responsible for common area maintenance fees. The Company's rent expense for office space for the year ended June 30, 2002 was $16,684

Investors Resources Group, Inc.

Notes to the Financial Statements

June 30, 2002

(6) Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company's deferred tax assets and liabilities are not significant at June 30, 2002.

The income tax provision for the year ended June 30, 2002 consists of the following:

Current:	
State	$ 1,153
Federal	2,308
Deferred:	
Federal	(660)
Total	$ 2,801

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2002, the Company's net capital was $83,890 which exceeded the requirement by $78,890.

(8) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Investors Resources Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2001

Net Capital:		
Total stockholders' equity qualified for net capital		$132,170
Add: Allowable subordinated loan payable		200,000
Less: Non-allowable assets		
Due from shareholder	$216,154	
Property and equipment	15,484	
Non-allowable receivables	716	
Prepaid expenses	15,926	
Total non-allowable assets		248,280
Net Capital		83,890
Net minimum capital requirement of 6.67% of aggregate indebtedness of $39,773 or $5,000, whichever is greater		5,000
Excess Net Capital		$78,890

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2002):

Net capital, as reported in Company's Part II (unaudited) Focus Report	$85,007
Decrease in stockholders' equity	(400)
Increase in nonallowable assets	(717)
Net capital per above computation	$83,890

Investors Resources Group, Inc.

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

June 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Investors Resources Group, Inc.
Vacaville, California

In planning and performing our audit of the financial statements and supplemental schedules of Investors Resources Group, Inc. (the Company) for the period ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



July 30, 2002